EXHIBIT 99.1

Galmed Pharmaceuticals Announces Pricing of Initial Public Offering

TEL AVIV, Israel--(PRNewswire)—March 12, 2014—Galmed Pharmaceuticals Ltd. (“Galmed”) today announced the pricing of its initial public offering of 2,837,400 ordinary shares at a public offering price of $13.50 per share, before underwriting discounts and commissions. Galmed has granted the underwriters an option for a period of 45 days to purchase, at the public offering price less the underwriting discount, up to 425,610 additional ordinary shares to cover over-allotments. The shares to be issued in the offering have been approved for listing on the NASDAQ Capital Market and are expected to begin trading under the ticker symbol “GLMD” on March 13, 2014.

Maxim Group LLC is acting as sole book-running manager of the offering. MLV & Co. and Feltl and Company are acting as co-managers of the offering.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission on March 12, 2014. The offering is being made only by means of a prospectus, copies of which can be obtained from: Maxim Group LLC, 405 Lexington Avenue, New York, NY 10174, (800) 724-0761; MLV & Co, LLC, Attention: Randy Billhardt, 1251 Avenue of the Americas, 41st Floor, New York, NY 10020, (212) 542-5882; and Feltl and Company, Inc., Prospectus Department, 800 LaSalle Avenue, Suite 2100, Minneapolis, MN 55402, (612) 492-8800.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development and commercialization of a novel, once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including Non-Alcoholic Steato-Hepatitis, or NASH, which is a chronic disease that Galmed believes constitutes a large unmet medical need.

Cautionary Note on Forward-Looking Statements

This press release includes forward-looking statements, including statements relating to the anticipated closing of the initial public offering. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include those identified under the heading “Risk Factors” included in the prospectus related to the initial public offering, and in other filings that Galmed may make with the SEC in the future. The forward-looking statements contained in this press release reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update any forward-looking statements.

Contact

Galmed Pharmaceuticals, Ltd.

Allen Baharaff, CEO

ab@galmedgroup.com

+972 (3) 693-8448